# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INSMED Inc, CIK 0001104506
CUSIP: 457669307
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 700 US HIGHWAY 202/206, BRIDGEWATER, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-24-005415
Filed by CIK 0001839209

## Reporting persons
- Darwin Global Management, Ltd.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Jersey (Y9); sole voting power 0; shared voting power 16,805,184; sole dispositive power 0; shared dispositive power 16,805,184; aggregate amount beneficially owned 16,805,184 (7.8% of the class)
- Dr. Abhishek Trehan: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 16,805,184; sole dispositive power 0; shared dispositive power 16,805,184; aggregate amount beneficially owned 16,805,184 (7.8% of the class)
- Darwin Global Master Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 14,182,375; sole dispositive power 0; shared dispositive power 14,182,375; aggregate amount beneficially owned 14,182,375 (6.6% of the class)

## Item 1. Issuer
Name of issuer: INSMED Inc
Address of issuer's principal executive offices: 700 US HIGHWAY 202/206, BRIDGEWATER NJ 08807

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Darwin Global Management, Ltd., a limited company incorporated under the laws of Jersey ("Darwin Global") with respect to the shares of common stock, par value $0.01 per share ("Common Stock") of Insmed Incorporated (the "Company") directly held by (a) Master Fund (as defined below), to which Darwin Global serves as investment manager and (b) segregated accounts (the "Segregated Accounts") for which Darwin Global serves as an appointed sub-investment advisor;

(ii) Dr. Abhishek Trehan ("Dr. Trehan"), the Chief Investment Officer and the controlling person of Darwin Global, with respect to the shares of Common Stock directly held by each of Master Fund and the Segregated Accounts; and

(iii) Darwin Global Master Fund Ltd. ("Master Fund"), a Cayman Islands exempted company, with respect to the shares of Common Stock directly held by it.

The foregoing persons are hereinafter sometimes each referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is Whiteley Chambers, Don Street, St. Helier, Jersey JE2 4TR.
Citizenship: Darwin Global is a Jersey limited company. Dr. Trehan is a British citizen. Master Fund is a Cayman Islands exempted company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 215,852,149 shares of Common Stock outstanding as of March 6, 2026, as reported in the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 1, 2026.
Percent of class: 7.8%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Darwin Global Management, Ltd.: /s/ John Legge, John Legge, Director and Chief Financial Officer (05/15/2026)
- Dr. Abhishek Trehan: /s/ Dr. Abhishek Trehan, Dr. Abhishek Trehan, individually (05/15/2026)
- Darwin Global Master Fund, Ltd.: /s/ John Legge, By: Darwin Global Management, Ltd, its Investment Manager, By: John Legge, Director and Chief Financial Officer (05/15/2026)